Exhibit 99.2

AURINIA PHARMACEUTICALS INC.
Report of Voting Results

This report is filed pursuant to Section 11.3 of National Instrument 51-102 and relates to the results of voting at the annual general meeting of Aurinia Pharmaceuticals Inc. (the “Company”) held on June 8, 2016.

Description of Matter	Outcome of Vote
Resolution to fix the number of directors at six (6).	Resolution passed by requisite majority. Details of the voting by proxy are as follows: Total shares voted in favour: 16,756,688 (99.65%) Total shares voted against: 5,916 (0.35%)

Resolution to elect the management nominees as directors of the Company.
All nominees proposed by management were elected to serve as directors of the Company until its next annual general meeting.

Details of the voting by proxy are as follows:

Name	Votes in Favour	Votes Withheld
Richard Glickman	14,746,357 (99.89%)	15,802 (0.11%)
Charles Rowland Jr.	14,720,392 (99.72%)	41,767 (0.28%)
Benjamin Rovinski	14,745,707 (99.89%)	16,452 (0.11%)
David Jayne	14,745,559 (99.89%)	16,600 (0.11%)
Gregory Ayers	14,745,749 (99.89%)	16,410 (0.11%)
Hyuek Joon Lee	14,744,308 (99.88%)	17,851 (0.12%)

Resolution to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company until its next annual general meeting, at a remuneration to be fixed by the directors.	Resolution passed by requisite majority. Details of the voting by proxy are as follows: Total shares voted in favour: 16,808,799 (99.96%) Total shares withheld: 6,997 (0.04%)

Resolution to approve the amendment to the Company's stock option plan.	Resolution passed by requisite majority. Details of the voting by ballot are as follows: Total shares voted in favour: 11,081,418 (75.07%) Total shares voted against: 3,680,961 (24.93%)

DATED this 9th day of June, 2016
AURINIA PHARMACEUTICALS INC.

By:	/s/ Dennis Bourgeault
Name: Dennis Bourgeault
Title: Chief Financial Officer